NEWS RELEASE

CHICAGO BOARD OPTIONS EXCHANGE LISTS OPTIONS ON BIRCH MOUNTAIN STOCK

CALGARY, December 01, 2005 - Birch Mountain Resources Ltd. ("Birch Mountain") (BMD: TSXV and AMEX) announces that the Chicago Board Options Exchange (the "CBOE") will list options on the common shares of Birch Mountain beginning today under the CBOE ticker symbol BMD.

The CBOE advises that BMD options will trade on the March expiration cycle, with introductory expirations in December, January, March and June. Initial strike prices have been set at 5, 7 ½ and 10, with position limits of 75,000 contracts. Group One Trading, L.P. has been named the Designated Primary Market Maker in the options.

For more information on the new listing, visit the Trading Tools section of the CBOE website at www.cboe.com/newlistings.

Based in Calgary, Birch Mountain is dedicated to developing its extensive mineral properties centred in the oil sands area of northeastern Alberta. Limestone is used by the oil sands industry for roads, concrete and flue-gas scrubbing to remove impurities in air emissions, which is essential to the continued development and operation of this industry.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or	Equity Communications, LLC
Hansine Ullberg, VP Finance & CFO	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel 973.912.0980 Fax 973.912.0973
Tel 403.262.1838 Fax 403.263.9888

FOR FURTHER INFORMATION, PLEASE CONTACT: Douglas Rowe, President & CEO or Hansine Ullberg, VP Finance & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.